UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2005
ART Advanced Research Technologies Inc.
(Translation of registrant’s name into English)
2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
          Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
          Yes ☐                       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
          Yes ☐                       No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐                       No ☑
          This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the “Company”), as filed with the Canadian Securities Authorities:
     1. Press release dated August 4, 2005
     2. Management Discussion & Analysis
     3. Financial Statements for the period ending June 30th, 2005
               Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC.

	By:	/s/ Sébastien Gignac

Name: Sébastien Gignac
Title: Vice President, Corporate Affairs, Secretary and General Counsel

Dated: August 31st, 2005

News release
For immediate publication
ART Advanced Research Technologies Announces
2005 Second Quarter Financial Results
Montreal, Canada, August 4, 2005 – ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announces its financial results for the second quarter ended June 30, 2005, reporting a sales increase of $562,500 to $752,500, up from $190,000 for the same quarter a year ago. The company posted a net loss of $2,701,883 ($0.06 per share) for the quarter ended June 30, 2005, compared to $2,694,042 ($0.06 per share) for the three-month period ended June 30, 2004.
For the six-month period ended June 30, 2005 revenues from sales were $1,763,850 compared to $576,000 for the same period in 2004, an increase of $1,187,850. The net loss was $5,945,577 ($0.14 per share) for the six-month period ended June 30, 2005, compared to $4,775,790 ($0.12 per share) for the six-month period ended June 30, 2004.
“This first half of the year has been marked by good progress on our objectives for 2005,” reported President and CEO Micheline Bouchard. “Backed by the global presence of GE Healthcare in key regions such as Asia and Europe, we are starting to see a greater demand in both pharmaceutical and academia markets for our eXplore Optix product. We are happy to report that we presently have 5 units in backlog, which will positively impact our third quarter sales.

The eXplore Optix™ system has been gaining wider acceptance with significant scientific results being obtained from research teams across the world. As for SoftScan®, enrolment is ongoing for its clinical validation studies, including the SoftScan tissue characterization study at the Centre Hospitalier de l’Université de Montréal (CHUM). Presently, we are actively involved in formalizing the agreements with sites to conduct pivotal studies with the SoftScan device, following the Health Canada authorization we obtained earlier this year. ” added Ms. Bouchard.
Following the close of the second quarter, ART announced that it has solidified its financial position through a US$10.9 million financing round with options that could provide an additional US$4.3 million or a total of US$15.2 million. With over US$15 million in cash on a pro-forma basis and considering the expected revenues from its products, ART has cash and cash-equivalents to fund its existing development of products through R&D and capital expenditures into 2007.
Financial Highlights (in US dollars)
Sales for the three-month period ended June 30, 2005 were $752,500, compared to $190,000 for the three-month period ended June 30, 2004. Sales resulting from products amounted to $ 511,550 compared to $ 190,000 for the same quarter of last year. Sales resulting from maintenance totaled $ 240,950 compared to nil in the quarter ended June 30, 2004. For the six-month period ended June 30, 2005 revenues were $1,763,850, compared to $576,000 for the six-month period ended June 30, 2004. Sales resulting from products for the six-month period ended June 30, 2005 amounted to $ 1,264,400 compared to $ 576,000 for the same period of last year. Sales resulting from maintenance totaled $ 499,450 compared to nil in the six-month period ended June 30, 2004. Sales from products include new multi-wavelength system as well as add-ons that include diodes purchased by existing customers offering broader capability compared to the single-wavelength system. Sales resulting from maintenance include upgrades of the single-wavelength system to the new multiwavelength system and the sale of demonstration units. As of today, ART has a backlog of 5 units thus providing visibility and confirming expected revenues for the third quarter.

During the three and six-month periods ended June 30, 2005, ART generated a gross margin of 38% and 36% respectively from the sales of its products and a gross margin of 34% and 18% respectively from sales resulting from maintenance. The combined gross margin decrease during the six-month period compared to the same period of last year, was principally due to the fact that ART transitioned to the new multiwavelength base system which is a more costly system and offered the possibility to its customer base to upgrade their base system to the new system at a preferential price.
The Company’s research and development (“R&D”) expenditures for the three-month period ended June 30, 2005, net of investment tax credits amounted to $1,999,239 compared to $1,941,295 for the three-month period ended June 30, 2004. For the six-month period ended June 30, 2005, R&D expenditures, net of investment tax credits, were $4,669,283 compared to $3,447,427 for the six-month period ended June 30, 2004. The R&D expenditures consist principally of the salaries and benefits paid to its personnel involved in R&D projects, of consultation fees paid for clinical studies, the cost associated with the preparation and conduct of the clinical studies, and of the cost to build prototypes. The increase in R&D expenditures for the six-month period compared to last year relates to the medical sector and is mainly due to the cost associated with the preparation and conduct of the clinical studies, which include the manufacturing of the SoftScan clinical prototypes, the negotiation of the protocols with the selected sites and the cost related to site selection both in Canada and in the US. During the three-month and the six-month periods ended June 30, 2005, the manufacturing cost to build the Softscan clinical prototypes were $305,061 and $773,324 respectively.
In the pharmaceutical sector, ART pursued the development of eXplore Optix product extensions, such as its new eXplore Optix multiwavelength system. During the second quarter of 2005, ART capitalized $107,309 of development costs that met generally accepted criteria which were related to the explore Optix. As a result, during the three and six-month periods ended June 30, 2005, 82% and 84% respectively of the R&D expenditures were dedicated to the medical sector and 18% and 16 % respectively to the pharmaceutical sector.

Selling, general, and administrative (“SG&A”) expenses for the three-month period ended June 30, 2005, totaled $971,275, compared to $912,189 for the three-month period ended June 30, 2004. For the six-month period ended June 30, 2005, SG&A expenses were $1,843,358 compared to $1,719,540 for the six-month period ended June 30, 2004. SG&A expenses consist principally of salaries, professional fees and other costs associated with marketing activities. SG&A expenses were principally engaged to support commercial activities related to the eXplore Optix product as well as support its overall activities. During the three and the six-month periods ended June 30, 2005, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector.
Net loss for the three-month period ended June 30, 2005 was $2,701,883 or $0.06 per share, compared to $2,694,042 or $0.06 per share for the three-month period ended June 30, 2004. For the six-month period ended June 30, 2005, the net loss was $5,945,577 or $0.14 per share, compared to $4,775,790 or $0.12 per share, for the six-month period ended June 30, 2004. The increase in net loss resulted mainly from higher R&D expenditures related to clinical trial preparation.
The financial statements, accompanying notes to the financial statements, and Management’s Discussion and Analysis for three-month period ended June 30, 2005, will be available online at www.sedar.com or at www.art.ca. Summary financial tables are provided below.
Conference Call
ART will host a conference call today at 8:30 AM (EDT). The telephone number to access the conference call is (866) 898-9626 (U.S. and Canada). Outside of North America, please dial (416) 340-2216. A replay of the call will be available until August 11, 2005. When dialing in for the replay from North America, please dial (800) 408-3053 or from outside of North America, please dial (416) 695-5800. The access code for the replay is 3158540#.

A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Report in Form 20-F.
This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.
About ART
ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca
FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.
Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Jacques (Jack) Raymond: jraymond@art.ca
Vice-President, Business Development
Tel. 514.832.0777
www.art.ca

Management’s Discussion and Analysis
June 30, 2005
The following is a discussion and analysis of the financial condition and operating results of ART Advanced Research Technologies Inc. (“ART” or the “Company”) for the three-month and six-month periods ended June 30, 2005 and of certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. This discussion and analysis should be read in conjunction with the audited financial statements of the Company and the notes thereto for the year ended December 31, 2004. Unless indicated otherwise, all financial information is expressed in U.S. dollars and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The following contains statements that are forward-looking in nature. Statements preceded by the words “believe,” “expect,” “anticipate,” “aim,” “target,” “plan,” “intend,” “continue,” “estimate,” “may,” “will,” “should” and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, the availability of financing, uncertainties involved in clinical testing, acceptance of ART’s products by the pharmaceutical and medical sectors, successful development or regulatory approval of SoftScan®, reliance on third parties to manufacture or market its products, competition from companies in these sectors, impact of general economic conditions, general conditions in the pharmaceutical and medical sectors, changes in the regulatory environment in the jurisdictions in which ART does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, and other factors referenced herein and in ART’s public filings with the securities regulators in Canada and the United States. Therefore, ART’s actual results may be materially different from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. The statements are made as of the date hereof and ART does not undertake to update such statements to reflect new or subsequent information, events, circumstances or developments. Additional information relating to ART, including its Annual Report on form 20F, is available online at www.sedar.com or at www.art.ca. This MD&A is current as of August 2, 2005.

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2005 Year-to-Date Highlights
• In February, ART announced its participation in the Breast Course event in Quebec City.
• In March, ART was one of twelve selected members of the Canadian Medical Device Partnering Mission to Massachusetts and introduced the Company’s capabilities to US companies and organizations to foster new strategic technology partnerships.
• In March, ART launched the eXplore Optix™ multiwavelength system module in conjunction with GE Healthcare, reflecting ART’s focus on customer needs.
• In March, ART announced that it had been granted Health Canada authorization to begin its pivotal clinical trials at two sites in Canada for its SoftScan® device.
• In March, a Stanford University team presented results at the Academy of Molecular Imaging (AMI) conference in Florida, validating the superior sensitivity of ART’s eXplore Optix system.
• In July, ART closed a US$ 5.9 million financing with OppenheimerFunds.
• In July, ART announced that the Company’s management system has been certified to the ISO 13485:2003 standard.
• In July, ART closed an additional financing involving a private placement of US$ 5.0 million of senior secured convertible debentures.
Overview
ART is committed to be a market leader in the development and commercialization of optical molecular imaging products for the medical and pharmaceutical sectors, with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures. ART is engaged in the research, design, development and commercialization of optical imaging products for the medical and pharmaceutical industries. ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies and a strong management team to build on its technology leadership position. ART has evolved from a primarily technology-driven company to a market-focused organization as it now commercializes eXplore Optix MW, its multi wavelength preclinical optical molecular imager, through a worldwide exclusive distribution agreement with GE Healthcare.
Following the close of the second quarter, ART announced it has solidified its financial position through the completion of a financing round totaling US$10.9 million and the issuance of certain options the exercise of which could provide an additional US$4.3 million in the treasury of the Company for a total of US$15.2 million. With over US$15 million in cash on a pro-forma basis and considering the expected revenues from its products, ART has cash and cash-equivalents to fund its existing development of products through R&D and capital expenditures into 2007 and is in a good position to deliver on its four priorities.

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The Company is committed to deliver on its top four priorities in 2005:
(1) Increase market share in the preclinical optical imaging sector by continuing to ramp up sales of eXplore Optix through its distribution agreement with GE Healthcare
Following the launch of eXplore Optix in June 2003, the Company generated sales of over $4.4 million since it delivered on its first order 21 months ago. In the second quarter of 2005 compared to the same quarter of last year, ART experienced a 296% growth in revenues from the sales of its eXplore Optix product. For the quarter ended June 30, 2005, revenues were $752,500 compared to $190,000 for the same quarter a year ago. For the six-month period ended June 30, 2005, revenues were $1,763,850 compared to $ 576,000 for the same period in 2004, an increase of 206%, These revenues originated from sales in North America, Europe and Asia and were generated through ART’s distributor, GE Healthcare. Furthermore, as of today, ART has a backlog of 5 units thus providing visibility and confirming expected revenues for the third quarter. New units are delivered in the multiwavelength module version of eXplore Optix and many customers elected to upgrade their single wavelength equipment to a multiwavelength version. As a result, during the first six-month period, 11 units were built and shipped as either new or upgraded units. Also, existing customers who decided to upgrade their system have decided to purchase additional diodes (“add-ons”) to expand their capability. Early customer response to the new product has thus been extremely favorable and has confirmed the soundness of the Company’s decision to expand the eXplore Optix product line.
(2) Complete pivotal clinical trials of SoftScan and file its submission for regulatory approval
SoftScan, ART’s time domain optical breast imaging device, is now undergoing clinical trials and has demonstrated that it can safely characterize normal and malignant tissue. Among many advantages shown by SoftScan, is that laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress of the disease and its regression, adjust treatment and thereby accelerate the cure, and reduce side effects and discomfort. Interim results of clinical trials are positive and the Company expects to complete pivotal trials for SoftScan and file for regulatory approval by June 30, 2006.
During the second quarter, the Company has been actively involved in formalizing the agreements with sites to conduct pivotal studies with the SoftScan device. Also, ART has worked with its CRO to engage the FDA with the objective to demonstrate safety and efficacy in patient volunteers. The upcoming phases will involve the recruitment of volunteers, scanning of patients, gathering and analysis of the data, finalizing of the agreements with some of the sites and approvals from the sites’ IRBs to begin pivotal trials at the US sites. In the first quarter, ART obtained authorization from Health Canada’s Therapeutic Products Directorate to begin its pivotal clinical study in Canada using its SoftScan optical breast imaging system. This Health Canada Investigational Testing Authorization (ITA) authorizes ART to initiate patient enrolment at two clinical sites in Canada, including the McGill University Health Centre. The requirements for a Class III medical device, such as SoftScan, are highly demanding. The Health Canada authorization signifies approval of the protocol for pivotal studies in Canada and is part of the ongoing regulatory process prior to commercialization and the filing of a Pre-Market Approval (PMA) application with the U.S. Food and Drug Administration (FDA). The pivotal study will be conducted with the objective of demonstrating safety and efficacy in patient volunteers. ART expects to enroll up to 950 volunteers in its SoftScan pivotal clinical study. In order to minimize the time to complete the study, ART has selected sites generating high biopsy volumes. During the second quarter of 2005, ART pursued the preparation of the selected sites, with the shipment and installation of the SoftScan system as well as by providing training to onsite technologists and investigators.
On a parallel basis, in the second quarter of 2005, ART pursued patient enrolment in its ongoing clinical validation studies, including its SoftScan tissue characterization study with close to 30 patients enrolled at the Centre Hospitalier de l’Université de Montréal (CHUM), which is being conducted to demonstrate clear diagnosis regardless of breast characteristics of various patient volunteers. The Company plans to pursue its tissue characterization study on an ongoing basis throughout 2005.
(3) Obtain certification to the medical device quality standard (ISO 13485) and achieve U.S. Quality System Regulation (QSR) compliance
ART pursued its efforts to be certified to the ISO 13485 standard, applicable to medical device manufacturers in Canada and

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Europe, and as well as to be fully compliant with the Quality System Regulation (QSR) in the United States. At this point in time, the Company has obtained the ISO 13485:2003 certification, as announced in a recent press release.
(4) Increase the visibility and support of ART within the medical, scientific and financial communities internationally
During the second quarter, ART has continued to be visible on several fronts. In the medical and scientific communities, the Company was represented by Dr. Laura MacIntosh, ART’s Director of Molecular Imaging at the first annual conference on Image Analysis and In-Vivo Pharmacology (IAVP) in Denmark, and also displayed the new eXplore Optix Multiwavelength system at the American Association for Cancer Research (AACR) conference in California. Responding to a new FDA initiative putting imaging technologies at the forefront of the drug approval process, ART participated in work sessions in Maryland on medical imaging as a drug development tool. ART also held its annual shareholder’s meeting in Montreal, Canada which allowed many investors to enquire on future development plans for ART products, and in particular for SoftScan. The company also received important recognition with a LACP Vision Award for the design of its 2004 annual report, selected from over 1,400 entries.
ART aligned with two high growth sectors
ART operates in two sectors for financial reporting purposes: the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of the SoftScan time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of the eXplore Optix product.
ART’s expenses include primarily the cost of sales (including the royalty payment), the operating expenses that comprise research and development costs (including the cost of clinical trials) and selling, general and administrative expenses (including marketing activities).
Outlook
During the upcoming quarters of this fiscal year, ART expects to incur continued losses from operations. The Company expects that the revenues and expenses of the pharmaceutical sector will come primarily from the marketing and sales activities of eXplore Optix, as ART pursues its market penetration of the preclinical optical imaging sector. ART expects that its pharmaceutical business will benefit from the following positive factors: first, by quickly upgrading its base product offering to respond to market needs, ART expects during the rest of the year, to receive orders for its multiwavelength base system, which offers more capability to customers as was demonstrated by a research team from Stanford University at a recent conference earlier this year. Second, ART can count on a strong and well-trained worldwide sales force through its strategic partnership with GE Healthcare. Third, ART expects to launch eXplore Optix product extensions originally scheduled to be in 2005, now aligned to be in 2006. Taking into account these factors, ART believes it will continue to achieve significant growth of its revenues from the sales of its eXplore Optix system and related product extensions and upgrades going forward.
In the remaining quarters of 2005, ART expects to pursue its activities in the medical sector as its SoftScan device undergoes pivotal trials. As a cornerstone of its regulatory strategy to obtain market clearance for its SoftScan device, ART will use the FDA’s multijurisdictional STED program, harmonized with the Canadian and European health regulatory agencies. The STED Pilot Program is a voluntary pilot premarket review program that may reduce the burden on manufacturers who face conflicting premarket submission formats and content requirements in different countries. Since ART records all of its research and development expenditures for the medical sector as they are incurred, the cost of clinical trials and the manufacturing of clinical prototypes will result in an increase in R&D expenses.

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Critical accounting estimates
The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The Company has not identified other new critical accounting policies or estimates than those identified in its December 31, 2004 annual report, which were related to: the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the income tax valuation allowance; the investment tax credits receivable; and the impairment of patents.
Development costs are expensed as incurred, unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. During the quarter ended June 30, 2005, the Company met the criteria with the development costs related to the eXplore Optix product, and recorded $107,309 as deferred development costs.
Results of operations
Comparison of three and six-month periods ended June 30, 2005 to three and six-month periods ended June 30, 2004.
SALES
Sales for the three-month period ended June 30, 2005 were $752,500, compared to $190,000 for the three-month period ended June 30, 2004. Sales resulting from products amounted to $ 511,550 compared to $ 190,000 for the same quarter of last year. Sales resulting from maintenance totaled $ 240,950 compared to nil in the quarter ended June 30, 2004. For the six-month period ended June 30, 2005 revenues were $1,763,850, compared to $576,000 for the six-month period ended June 30, 2004. Sales resulting from products for the six-month period ended June 30, 2005 amounted to $ 1,264,400 compared to $ 576,000 for the same period of last year. Sales resulting from maintenance totaled $ 499,450 compared to nil in the six-month period ended June 30, 2004. Sales from products include new multi-wavelength system as well as add-ons which include diodes purchased by existing customers offering broader capability compared to the single-wavelength system. Sales resulting from maintenance include upgrades of the single-wavelength system to the new multiwavelength system and the sale of demonstration units. As of today, ART has a backlog of 5 units thus providing visibility and confirming expected revenues for the third quarter.
COST OF SALES
For the three-month period ended June 30, 2005, the total cost of sales was $477,121 compared to $85,185 in the three-month period ended June 30, 2004. For the six-month period ended June 30, 2005, cost of sales was $1,216,442 compared to $268,424 for the six-month period ended June 30, 2004. Cost of sales consisted principally of raw materials, royalties and manufacturing costs. During the three and six-month periods ended June 30, 2005, ART generated a gross margin of 38% and 36% respectively from the sales of its products and a gross margin of 34% and 18% respectively from sales resulting from maintenance. The combined gross margin decrease during the six-month period compared to the same period of last year, was principally due to the fact that ART transitioned to the new multiwavelength base system which is a more costly system and offered the possibility to its customer base to upgrade their base system to the new system at a preferential price.
RESEARCH AND DEVELOPMENT EXPENDITURES
The Company’s research and development (“R&D”) expenditures for the three-month period ended June 30, 2005, net of investment tax credits amounted to $1,999,239, compared to $1,941,295 for the three-month period ended June 30, 2004. For the six-month period ended June 30, 2005, R&D expenditures, net of investment tax credits, were $4,669,283 compared to $3,447,427 for the six-month period ended June 30, 2004. The R&D expenditures consist principally of the salaries and benefits paid to its personnel involved in R&D projects, of consultation fees paid for clinical studies, the cost associated with the preparation and conduct of the clinical studies and of the cost to build prototypes. The increase in R&D expenditures for the six-month period compared to last year relates to the medical sector and is mainly due to the cost associated with the preparation and conduct of the clinical studies, which include the manufacturing of the SoftScan clinical prototypes, the negotiation of the protocols with the selected sites and the cost related to site selection both in Canada and in the US. During the three-month and the six-month periods ended June 30, 2005, the manufacturing cost to build the SoftScan clinical prototypes were $305,061 and $773,324 respectively. During the second quarter, the company made the decision to build three additional SoftScan prototypes in order to meet the objectives of its clinical plan.

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In the pharmaceutical sector, ART pursued the development of eXplore Optix product extensions, such as its new eXplore Optix multiwavelength system. During the second quarter of 2005, ART capitalized $107,309 of development costs that met generally accepted criteria which were related to the explore Optix. As a result, during the three and six-month periods ended June 30, 2005, 82% and 84% respectively of the R&D expenditures were dedicated to the medical sector and 18% and 16 % respectively to the pharmaceutical sector.
INVESTMENT TAX CREDITS
The investment tax credits (“ITC”) represented $102,961, or 5% of the overall expenditures in R&D, for the three-month period ended June 30, 2005, compared to $127,178, or 6% of the overall expenditures, for the three-month period ended June 30, 2004. For the six-month period ended June 30, 2005, ITC represented $226,108 or 4% of the overall expenditures in R&D compared to $276,854 or 7% for the six-month period ended June 30, 2004. The decrease of the overall expenditures in R&D is mainly due to the fact that less R&D activities were eligible under the Quebec Scientific Research and Experimental Development Program.
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general, and administrative (“SG&A”) expenses for the three-month period ended June 30, 2005, totaled $971,275, compared to $912,189 for the three-month period ended June 30, 2004. For the six-month period ended June 30, 2005, SG&A expenses were $1,843,358 compared to $1,719,540 for the six-month period ended June 30, 2004. SG&A expenses consist principally of salaries, professional fees and other costs associated with marketing activities. SG&A expenses were principally engaged to support commercial activities related to the eXplore Optix product as well as support its overall activities. During the three and the six-month periods ended June 30, 2005, 62% of the SG&A expenditures were dedicated to the medical sector and 38% to the pharmaceutical sector.
AMORTIZATION
Amortization for the three-month period ended June 30, 2005 totaled $88,811, compared to $61,795 for the three-month period ended June 30, 2004. For the six month-period ended June 30, 2005, amortization was $145,291 compared to $125,301 for the six-month period ended June 30, 2004. Amortization consisted principally of amortization of property and equipment.
INTEREST INCOME
Interest income for the three-month period ended June 30, 2005 totaled $39,557, compared to $78,206 for the three-month period ended June 30, 2004. For the six-month period ended June 30 2005, interest income was $95,868 compared to $132,366 for the six-month period ended June 30, 2004. Last year’s interest income was higher due to higher cash and short-term investment resulting from the financing closed in the first quarter of last year.
FOREIGN EXCHANGE GAIN
Foreign exchange gain for the three-month period ended June 30, 2005 amounted to $42,506, compared to $38,216 for the three-month period ended June 30, 2004. For the six-month period ended June 30, 2005, foreign exchange gain amounted to $69,079 compared to $76,536 for the six-month period ended June 30, 2004. The foreign exchange gain results from the fluctuation of the U.S. currency compared to the Canadian currency. These exchange rate fluctuations, though significant from an accounting point of view, do not affect the Company’s ability to pay its U.S. dollar denominated expenditures. ART holds U.S. dollars in anticipation of these expenditures.
NET LOSS
Net loss for the three-month period ended June 30, 2005 was $2,701,883 or $0.06 per share, compared to $2,694,042 or $0.06 per share for the three-month period ended June 30, 2004. For the six-month period ended June 30, 2005, the net loss was $5,945,577 or $0.14 per share, compared to $4,775,790 or $0.12 per share, for the six-month period ended June 30, 2004.
Liquidity and capital resources
The Company has financed its activities by issuing common shares through private placements, an initial public offering and a follow-on public offering. Since its creation in 1993 until June 30, 2005, the Company has issued 42,664,523 shares and 2,194,422 share purchase warrants amounting to $80,696,107. Also, the Company has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As of June 30, 2005, the credit facility was not utilized. The Company also has a credit facility of CA$1,300,000 to finance investment tax credits, which was not utilized as of June 30, 2005.
Cash flows used for operating activities for the three-month period ended June 30, 2005 increased by $605,636, or 19%, to

 7
$3,750,848 from $3,145,212 for the three-month period ended June 30, 2004. The increase in cash flows used for operating activities primarily results from the increase in the cash used to fund the working capital. Cash flows used in investing activities for the three-month period ended June 30, 2005 were $115,104 from positive $865,859 for the three-month period ended June 30, 2004. During the three-month period ended June 30, 2005, the decrease in cash flows used in investing activities is mainly due to short term investment that matured in the second quarter of last year. Cash flows from financing activities decreased by $47,847, or 100%, to nil for the three-month period ended June 30, 2005, from $47,847 for the three-month period ended June 30, 2004.
Following the close of the second quarter, ART announced it has solidified its financial position through a US$10.9 million financing round with options that could provide an additional US$4.3 million or a total of US$15.2 million. With over US$15 million in cash on a pro-forma basis and considering the expected revenues from its products, ART has cash and cash-equivalents to fund its existing development of products through R&D and capital expenditures until 2007 and is in a good position to deliver on its four priorities : 1) Increase market share in the preclinical optical imaging sector by continuing to ramp up sales of eXplore Optix through its distribution agreement with GE Healthcare, 2) Complete pivotal clinical trials of SoftScan and file its submission for regulatory approval, 3) Obtain certification to the medical device quality standard (ISO 13485) and achieve U.S. Quality System Regulation (QSR) compliance and 4) Increase the visibility and support of ART within the medical, scientific and financial communities internationally.
Commitments
There has been no material change in ART’s contractual obligations during the six-month period ended June 30, 2005.
Related party transactions
In the normal course of its business, the Company has entered into an agreement with Clinivation Inc., a company controlled by one of its officers. Clinivation acts as ART’s Contract Research Organization (CRO) and provides management services and contract research services related to the clinical development, regulatory approval, and commercialization of SoftScan.
Management services: Clinivation provides the management and professional services of Joseph Kozikowski, MD, who serves as ART’s Chief Medical Officer (CMO).
Contract Research Services: Clinivation works toward the clinical development and approvals of SoftScan.
During the quarter ended June 30, 2005, the Company received management services for an amount of $40,182 and received contract research services for an amount of $391,467.

 8
Quarterly results from operations
Our business fluctuates according to our sales and development cycle, and addresses emerging markets. The following table presents our operating results by quarter for each of the last eight quarters. The information for each of these quarters is un-audited and has been prepared on the same basis as the audited financial statements for the year ended December 31, 2004. This data should be read together with the financial statements and the notes to such statements.

	Sales	Net loss	Basic and diluted
Dec. 2005 FY
June 30	$752,500	$2,701,883	$0.06
March 31	1,011,350	3,243,694	0.08
Dec. 2004 FY
December 31	599,000	2,714,207	0.06
September 30	760,000	2,438,606	0.06
June 30	190,000	2,694,042	0.06
March 31	386,000	2,081,748	0.06
Dec. 2003 FY
December 31 (2 months)	681,875	1,563,667	0.05
October 31	–	2,164,825	0.07
Notes: Quarterly data for the year ended December 31, 2003 have been converted from CA$ to US$ using a yearly average rate.
SUBSEQUENTS EVENTS
A) On July 14, 2005, ART announced that it has closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of CA$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company’s option. The preferred shares are convertible at the investor’s option at any time into common shares at a fixed conversion price of CA$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share). The definitive agreement also provides that, if on the first anniversary of closing of the transaction, the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option to convert some or all the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction. The definitive agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of CA$1.14 per additional preferred share, for a total potential additional investment of CA$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of CA$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share).
B) On July 28, 2005, ART announced that it has closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor’s option at any time into common shares at a fixed conversion price of CA$0.99 per share. The definitive agreement provides that, at ART’s option, any cash payments contemplated under the debentures may be made in freely tradable common

 9
shares issued at a 10% percent discount to market. In addition, if after November 28, 2006, the trading price of ART’s stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to CA$2.23 per share), ART may require the investors to convert the debentures into common shares at the fixed conversion price of CA$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006.
The debentures also have certain customary covenants regarding, among other things, the debt that ART may incur. In an event of default under the debentures, ART may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium.
Also, ART issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of CA$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of CA$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million; and for a period of twelve months (12) months following shareholder approval the investors have the option of purchasing additional senior convertible debentures for a total investment of US$500,000. The definitive agreement also provides that ART may force this additional investment to be made if ART’s stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to CA$1.49 per share). With this financing, ART has terminated its credit facility of CA$1,000,000 to cover fluctuations in cash as well as its CA$1,300,000 facility to finance investment tax credits.
The accounting for the classification of these compound financial instruments will be determined in the 2005 third quarter.
Disclosure about market risks
ART is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. ART does not use derivative financial instruments for speculative or trading purposes. ART does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on ART’s results of operations.
Foreign currencies
The Company’s operations are in some instances conducted in currencies other than the Canadian dollar (principally in U.S. dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause the Company to incur currency exchange losses.
Interest rate sensitivity
ART’s investment policy is made of high-grade government, bank and corporate securities with varying maturities usually less than 180 days. ART does not have material exposure to interest risks. ART is also exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on the Canadian dollar prime rate.
Risk and uncertainties
The Company’s future capital requirements will depend on many factors, including progress in both the commercialization of eXplore Optix and in the clinical development and trials of SoftScan. To the extent that the Company relies on third parties such as GE Healthcare to manufacture or market its products, the commercial success of such products may be outside of its control. While eXplore Optix has entered the commercialization stage, there can be no assurance that the Company’s products will be accepted by the pharmaceutical and medical sectors. Moreover, SoftScan is still in development, has not yet been approved by regulatory authorities in the jurisdictions targeted by ART for SoftScan commercialization and has not yet been marketed commercially. ART’s business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of its patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from companies in the pharmaceutical and medical sectors. There can be no assurance that the Company’s ongoing preclinical and clinical research activities will provide positive outcomes or that the results of clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are

 10
successful, there can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities.
The actual schedules for the SoftScan clinical trials could vary significantly from our forecast due to a number of factors. A key risk factor is patient recruitment rates into these trials, which are subject to the timely initiation of a sufficient number of clinical sites that have both an appropriate patient population available and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the sites, executing contracts with the sites and providing the SoftScan device to the sites. Any delay in the initiation and completion of our clinical trials could cause the price of our common shares to decline.
The Company sets goals for and makes public statements regarding timing of the accomplishment of objectives material to its success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, time of product launch and sales targets. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products and achieve our sales objectives. There can be no assurance that the clinical trials will be completed as planned, that the Company will make regulatory submissions or receive regulatory approvals as planned, that the Company will be able to adhere to its current schedule for the scale-up of manufacturing and launch of any of its products or that the Company will meet its sales objectives. If we fail to achieve one or more of these milestones or objectives as planned, the price of our common shares could decline.
The Company may have to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to attain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements and other relevant commercial considerations.
A detailed list of the risks and uncertainties affecting the Company can be found in its Annual Report in Form 20-F.
On behalf of Management

Signed:

Jacques Bédard
Chief Financial Officer
August 2, 2005

ART Advanced Research Technologies Inc.
Balance Sheets
(In U.S. dollars)
(Unaudited)

	June 30, 2005	December 31, 2004

ASSETS
Current assets
Cash	$513,438	$631,164
Term deposit, 2.00%, maturing in April 2006	244,818	249,584
Commercial papers and bank acceptance, 2.45% to 2.49% (2.24% to 2.51% in 2004), maturing in August 2005	4,239,700	10,950,403
Accounts receivable	970,079	883,604
Investment tax credits receivable	509,811	815,760
Inventories	1,387,665	1,014,551
Prepaid expenses	262,803	144,882

	8,128,314	14,689,948

Property and equipment	637,788	547,406
Patents	1,477,471	1,527,533
Deferred development costs	202,387	—

	$10,445,960	$16,764,887

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,905,065	$2,155,073
Deferred grant	87,235	—

	1,992,300	2,155,073

SHAREHOLDERS’ EQUITY
Share capital and share purchase warrants (Note 3)	80,696,107	80,696,107
Contributed surplus (Note 4)	533,486	474,698
Deficit	(74,067,818)	(68,122,241)
Cumulative translation adjustment	1,291,885	1,561,250

	8,453,660	14,609,814

	$10,445,960	$16,764,887

On behalf of the board,

/s/ Raymond Cyr	/s/ Benoit LaSalle

Director	Director
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Operations and Deficit
(In U.S. dollars)
(Unaudited)

	Three-month periods ended		Six-month periods ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Sales
Product	$511,550	$190,000	$1,264,400	$576,000
Maintenance	240,950	—	499,450	—

	752,500	190,000	1,763,850	576,000

Cost of sales
Product	318,012	85,185	806,659	268,424
Maintenance	159,109	—	409,783	—

	477,121	85,185	1,216,442	268,424

Gross margin	275,379	104,815	547,408	307,576

Operating expenses
Research and development, net of investment tax credits	1,999,239	1,941,295	4,669,283	3,447,427
Selling, general and administrative	971,275	912,189	1,843,358	1,719,540
Amortization	88,811	61,795	145,291	125,301

	3,059,325	2,915,279	6,657,932	5,292,268

Operating loss	2,783,946	2,810,464	6,110,524	4,984,692
Interest income	(39,557)	(78,206)	(95,868)	(132,366)
Foreign exchange gain	(42,506)	(38,216)	(69,079)	(76,536)

Net loss	$2,701,883	$2,694,042	5,945,577	4,775,790

Deficit, beginning of year			68,122,241	56,753,062
Share and share purchase warrant issue expenses			—	1,402,266

Deficit, end of period			$74,067,818	$62,931,118

Basic and diluted net loss per share (Note 2)	$0.06	$0.06	$0.14	$0.12

Basic and diluted weighted average number of common shares outstanding	42,664,523	42,662,523	42,664,523	39,777,190

Number of common shares outstanding, end of period	42,664,523	42,664,523	42,664,523	42,664,523

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Cash Flows
(In U.S. dollars)
(Unaudited)

	Three-month periods ended		Six-month periods ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

OPERATING ACTIVITIES
Net loss	$(2,701,883)	$(2,694,042)	$(5,945,577)	$(4,775,790)
Items not affecting cash
Amortization	88,811	61,795	145,291	125,301
Stock-based compensation (Note 4)	58,788	33,881	116,143	61,646
Net change in working capital items
Accounts receivable	106,312	(40,025)	(104,772)	189,347
Investment tax credits receivable	(102,963)	(127,180)	291,576	(276,857)
Inventories	(600,077)	(260,821)	(383,547)	(366,510)
Prepaid expenses	(48,240)	28,596	(119,887)	77,478
Accounts payable and accrued liabilities	(551,069)	(147,416)	(200,785)	121,435
Deferred grant	(527)	—	89,534	—

Cash flows from operating activities	(3,750,848)	(3,145,212)	(6,112,024)	(4,843,950)

INVESTING ACTIVITIES
Short-term investments	—	944,152	9,749,504	(6,662,830)
Property and equipment	(2,452)	(61,410)	(223,350)	(87,409)
Patents	(5,339)	(16,883)	(5,339)	(101,693)
Deferred development costs	(107,313)	—	(200,666)	—

Cash flows from investing activities	(115,104)	865,859	9,320,149	(6,851,932)

FINANCING ACTIVITIES
Shares and share purchase warrants	—	8,431	—	12,722,832
Share and share purchase warrant issue expenses	—	(56,278)	—	(1,402,266)

Cash flows from financing activities	—	(47,847)	—	11,320,566
Effect of foreign currency translation adjustments	(175,033)	(150,043)	(88,058)	(122,550)

	(175,033)	(197,890)	(88,058)	11,198,016

Net increase (decrease) in cash and cash equivalents	(4,040,985)	(2,477,243)	3,120,067	(497,866)
Cash and cash equivalents, beginning of year	8,794,123	6,179,505	1,633,071	4,200,128

Cash and cash equivalents, end of period	$4,753,138	$3,702,262	$4,753,138	$3,702,262

CASH AND CASH EQUIVALENTS
Cash	$513,438	$2,696,982	$513,438	$2,696,982
Commercial papers	4,239,700	1,005,280	4,239,700	1,005,280

	$4,753,138	$3,702,262	$4,753,138	$3,702,262

Supplemental disclosure of cash flow information
Interest received	$32,274	$33,349	$88,585	$87,509
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
1-	BASIS OF PRESENTATION

These interim financial statements as at June 30, 2005 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, they contain all adjustments necessary to present fairly the Company’s financial position as at June 30, 2005 and December 31, 2004 and its results of operations and its cash flows for the three-month periods and the six-month periods ended June 30, 2005 and June 30, 2004.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These financial statements should be read in conjunction with the Company’s most recent annual financial statements.

2-	ACCOUNTING POLICIES

Basic and diluted loss per common share and information pertaining to number of shares

The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all periods presented. The diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all periods presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
3-	SHARE CAPITAL AND SHARE PURCHASE WARRANTS

The following table presents the changes in the number of outstanding common shares:

	June 30, 2005		December 31, 2004
	Common shares		Common shares
	Number	Value	Number	Value
Issued and fully paid
Balance, beginning of year	42,664,523	$78,678,625	34,238,523	$65,955,938
Issue of shares for cash	—	—	8,420,000	12,714,401	(a)
Issue of shares for cash following the exercise of stock options	—	—	6,000	8,286

Balance, end of period	42,664,523	$78,678,625	42,664,523	$78,678,625

The following table presents the changes in the number of share purchase warrants outstanding:

	June 30, 2005			December 31, 2004
			Weighted				Weighted
			average				average
			exercise price				exercise price
	Number	Value	CA$	Number	Value		CA$
Balance, beginning of year	2,194,422	$2,017,482	2.28	3,208,422	$1,914,746		4.84
Issue of share purchase warrants	—	—		546,000	162,736	(b)	2.15
Expiry of share purchase warrants	—	—		(1,560,000)	(60,000	) (d)	7.50

Balance, end of period	2,194,422	$2,017,482	2.28	2,194,422	$2,017,482		2.28

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
3-	CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
(a)	In March 2004, the Company issued 8,420,000 common shares through a public offering for gross cash proceeds of $12,714,401. Commission and other transaction costs amounting to $1,440,576 were incurred and included in the deficit.

(b)	In December 2004, the Company issued to an agent 546,000 share purchase warrants at an exercise price of CA$2.15, by way of private placement, and received, in consideration, aggregate proceeds of $241,904. This private placement of share purchase warrants was coincident with, and set as a condition for, the payment of a sum of $241,904 to the agent in consideration for the settlement of all claims and disputes between the agent and ART. With respect to the share purchase warrants issue, 50% of the share purchase warrants are exercisable immediately and the balance beginning December 2005. The share purchase warrants will expire five years from the date of issue. The Company evaluated the fair value of the share purchase warrants at $162,736 using the Black & Scholes model. The valuation assumptions are listed below:

-	Expected life: 5 years;

-	Expected volatility: 70%;

-	Weighted average risk-free interest rate: 3.71%;

-	Dividend rate: 0%.

(d)	Upon the expiry of the share purchase warrants, an amount of $60,000 was transferred to contributed surplus.
4-	STOCK-BASED COMPENSATION PLAN

As at June 30, 2005, the Company offered a compensation plan to employees, which is described in its most recent annual financial statements.

The following table presents the changes in the number of stock options outstanding:

	June 30, 2005		December 31, 2004
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number of options	CA$	Number of options	CA$
Balance, beginning of year	2,467,374	2.81	1,431,600	3.79
Options granted	2,000	1.04	1,282,574	1.96
Options exercised	—	—	(6,000)	1.91
Options cancelled	(94,000)	3.59	(240,800)	4.18

Balance, end of period	2,375,374	2.78	2,467,374	2.81

Options exercisable end of period	1,294,685	3.74	1,222,898	3.63

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
4-	STOCK-BASED COMPENSATION PLAN (Continued)

The following table provides information on options outstanding and exercisable as of June 30, 2005:

	Options outstanding			Options exercisable
			Weighted
		Weighted	average		Weighted
		average	remaining		average
Exercise price	Number	exercise price	contractual life	Number	exercise price
CA$	outstanding	CA$	(years)	exercisable	CA$
1.04 @ 1.99	1,075,400	1.34	8.48	269,933	1.75
2.00 @ 2.99	263,734	2.27	7.97	164,178	2.32
3.00 @ 3.99	623,240	3.24	8.40	447,573	3.25
4.00 @ 4.99	137,000	4.60	2.16	137,000	4.60
5.00 @ 5.99	—	—	—	—	—
6.00 @ 6.99	111,000	6.00	3.63	111,000	6.00
7.00 @ 7.50	165,000	7.50	4.70	165,000	7.50

	2,375,374	2.78	7.55	1,294,684	3.74

The fair value of stock options granted during the six-month period ended June 30, 2005 and 2004 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:
-	Weighted average expected life: 4.5 years (3.3 years in 2004);

-	Expected volatility : 70% (70% in 2004);

-	Weighted average risk-free interest rate: 3.70% (2.95% in 2004);

-	Dividend rate: 0% (0% in 2004).
The weighted average fair value of stock options granted during the three-month period and the six-month period ended June 30, 2005 was respectively zero and $0.50. For 2004 it was $0.91 and $1.00 respectively.
The Company recorded an expense of $58,788 and $116,143, using the fair value method in its operations and deficit statement for stock options granted to employees in the three-month period and in the six-month period ended June 30, 2005. For 2004 it was $33,881 and $61,646 respectively.
The fair value of stock options outstanding as at June 30, 2005 was CA$1.59, and was estimated on the grant date using the Black & Scholes option-pricing model.
During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table :

	Three-month periods ended		Six-month periods ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Net loss as reported	$2,701,883	$2,694,042	$5,945,577	$4,775,790
Less: compensation expense recognized in the statement of operations and deficit	(58,788)	(33,881)	(116,143)	(61,646)
Plus: total compensation expenses	100,768	84,057	201,619	161,999

Pro forma net loss	$2,743,863	$2,744,218	$6,031,053	$4,876,143

Basic and diluted loss per share
As reported	$(0.06)	$(0.06)	$(0.14)	$(0.12)
Pro forma	$(0.06)	$(0.06)	$(0.14)	$(0.12)
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
5-	SEGMENT INFORMATION

The Company operates in two sectors for financial reporting purposes; the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of SoftScan® time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development and commercialization of eXplore Optix™ product.

The information pertaining to the two operating segments are summarized as follows:

	Three-month period ended			Six-month period ended
		June 30, 2005			June 30, 2005
	Pharmaceutical	Medical	Total	Pharmaceutical	Medical	Total
Sales
Product	$511,550	$—	$511,550	$1,264,400	$—	$1,264,400
Maintenance	240,950	—	240,950	499,450	—	499,450

	752,500	—	752,500	1,763,850	—	1,763,850

Cost of sales
Product	318,012	—	318,012	806,659	—	806,659
Maintenance	159,109	—	159,109	409,783	—	409,783

	477,121	—	477,121	1,216,442	—	1,216,442

Gross margin	275,379	—	275,379	547,408	—	547,408

Operating expenses
Research and development expenses, net of investment tax credits	364,122	1,635,117	1,999,239	754,751	3,914,532	4,669,283
Selling, general and administrative	372,472	598,803	971,275	705,491	1,137,867	1,843,358
Amortization	58,884	29,927	88,811	86,343	58,948	145,291

	795,478	2,263,847	3,059,325	1,546,585	5,111,347	6,657,932

Operating loss	520,099	2,263,847	2,783,946	999,177	5,111,347	6,110,524
Interest income	(11,566)	(27,991)	(39,557)	(28,031)	(67,837)	(95,868)
Foreign exchange gain	(12,429)	(30,077)	(42,506)	(20,199)	(48,880)	(69,079)

Net loss	$496,104	$2,205,779	$2,701,883	$950,947	$4,994,630	$5,945,577

	Three-month period ended			Six-month period ended
		June 30, 2004		June 30, 2004
	Pharmaceutical	Medical	Total	Pharmaceutical	Medical	Total
Sales
Product	$190,000	$—	$190,000	$576,000	$—	$576,000
Maintenance	—	—	—	—	—	—

	190,000	—	190,000	576,000	—	576,000

Cost of sales
Product	85,185	—	85,185	268,424	—	268,424
Maintenance	—	—	—	—	—	—

	85,185	—	85,185	268,424	—	268,424

Gross margin	104,815	—	104,815	307,576	—	307,576

Operating expenses
Research and development expenses, net of investment tax credits	495,619	1,445,676	1,941,295	1,003,320	2,444,107	3,447,427
Selling, general and administrative	318,485	593,704	912,189	605,017	1,114,523	1,719,540
Amortization	40,163	21,632	61,795	82,296	43,005	125,301

	854,267	2,061,012	2,915,279	1,690,633	3,601,635	5,292,268

Operating loss	749,452	2,061,012	2,810,464	1,383,057	3,601,635	4,984,692
Interest income	(21,929)	(56,277)	(78,206)	(37,115)	(95,251)	(132,366)
Foreign exchange gain	(10,716)	(27,500)	(38,216)	(21,461)	(55,075)	(76,536)

Net loss	$716,807	$1,977,235	$2,694,042	$1,324,481	$3,451,309	$4,775,790

The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
5-	SEGMENT INFORMATION (continued)

As at June 30, 2005 and December 31, 2004, the majority of identifiable assets consisted of cash, short-term investments and property and equipment used for corporate head office purposes. Identifiable assets by segment are summarized as follows:

	June 30,	December 31,
	2005	2004
Pharmaceutical	$2,778,803	$2,132,979
Medical	1,633,379	1,734,349
Corporate	6,033,778	12,897,559

	$10,445,960	$16,764,887

6-	SUBSEQUENTS EVENTS
A) On July 14, 2005, ART announced that it has closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of CA$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company’s option. The preferred shares are convertible at the investor’s option at any time into common shares at a fixed conversion price of CA$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share). The definitive agreement also provides that, if on the first anniversary of closing of the transaction, the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option to convert some or all the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction. The definitive agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of CA$1.14 per additional preferred share, for a total potential additional investment of CA$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of CA$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share).
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
6-	SUBSEQUENTS EVENTS (continued)
B) On July 28, 2005 , ART announced that it has closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor’s option at any time into common shares at a fixed conversion price of CA$0.99 per share. The definitive agreement provides that, at ART’s option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% percent discount to market. In addition, if after November 28,2006, the trading price of ART’s stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to CA$2.23 per share), ART may require the investors to convert the debentures into common shares at the fixed conversion price of CA$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006. The debentures also have certain customary covenants regarding, among other things, the debt that ART may incur. In an event of default under the debentures, ART may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium. Also, ART issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of CA$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of CA$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors shall have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million ; and for a period of twelve months (12) months following shareholder approval the investors shall have the option of purchasing additional senior convertible debentures for a total investment of US$500,000. The definitive agreement also provides that ART may force this additional investment to be made if ART’s stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to CA$1.49 per share). With that financing ART has terminated its credits facility of CA$1,000,000 to cover fluctuations in cash as well as its CA$1,300,000 facility to finance investment tax credits.
The accounting for the classification of these compound financial instruments will be determined in the 2005 third quarter.
The unaudited quarterly financial statements have not been reviewed by external auditors.

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